SECURITIES AND EXCHANGE COMMISSION,

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.__)*

Cactus Acquisition Corp. 1 Ltd.

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

G1745A108

(CUSIP Number)

Emmanuel Meyer

EVGI Limited

143 Station Road

Hampton, TW12 2AL

United Kingdom

(609) 495-2222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 23, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G1745A108

1	NAMES OF REPORTING PERSONS EVGI Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,530,000 (i) (ii)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,530,000 (i)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,530,000 (i) (ii)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.85% (iii)
14	TYPE OF REPORTING PERSON CO

(i)

Consists of 2,529,999 Class A ordinary shares and 1 Class A ordinary shares issuable upon conversion of 1 Class B ordinary share reported herein (collectively, the “Shares”) that are owned directly by EVGI Ltd (“EVGI”). The Shares were acquired pursuant to the Purchase Agreement, dated as of February 9, 2024 (“Purchase Agreement”), by and between Cactus Acquisition Corp. I Ltd (the “Issuer”), Cactus Healthcare Management LP and EVGI. On February 23, 2024, the transactions contemplated by the Purchase Agreement were consummated and EVGI purchased the Shares.

(ii)

The 1 Class B ordinary share (which is convertible into 1 Class A ordinary share) has the right to vote on the appointment of directors prior to an initial business combination by the Issuer. With respect to any other matter submitted to a vote of the Issuer’s shareholders, including any vote in connection with an initial business combination, the Class A ordinary shares and Class B ordinary shares vote together as a single class, with one vote per share.

(iii)	Based on 5,074,870 Class A Shares outstanding as of November 2, 2023, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 2, 2023.

PAGE 2 OF 9 PAGES

CUSIP No. G1745A108

1	NAMES OF REPORTING PERSONS Emmanuel Meyer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,530,000 (i) (ii)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,530,000 (i)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,530,000 (i) (ii)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.85% (iii)
14	TYPE OF REPORTING PERSON CO

(i)

Consists of 2,529,999 Class A ordinary shares and 1 Class A ordinary shares issuable upon conversion of 1 Class B ordinary share reported herein (collectively, the “Shares”) that are owned directly by EVGI Ltd (“EVGI”). Mr. E. Meyer is the sole director of EVGI and a minority shareholder in Evergreen Investment Partners AG (“Evergreen”), which is the sole shareholder of EVGI. As such, Mr. E. Meyer has voting and investment discretion with respect to the shares held by EVGI. Accordingly, Mr. E. Meyer may be deemed to have beneficial ownership of the Shares held by EVGI. Mr. E. Meyer disclaims any beneficial ownership of the reported Shares other than to the extent of any pecuniary interest he may have therein. The Shares were acquired pursuant to the Purchase Agreement, dated as of February 9, 2024 (“Purchase Agreement”) by and between Cactus Acquisition Corp. I Ltd (the “Issuer”), Cactus Healthcare Management LP and EVGI. On February 23, 2024, the transactions contemplated by the Purchase Agreement were consummated and EVGI purchased the Shares.

(ii)

The 1 Class B ordinary share (which is convertible into 1 Class A ordinary share) has the right to vote on the appointment of directors prior to an initial business combination by the Issuer. With respect to any other matter submitted to a vote of the Issuer’s shareholders, including any vote in connection with an initial business combination, the Class A ordinary shares and Class B ordinary shares vote together as a single class, with one vote per share.

(iii)	Based on 5,074,870 Class A Shares outstanding as of November 2, 2023, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 2, 2023.

PAGE 3 OF 9 PAGES

CUSIP No. G1745A108

1	NAMES OF REPORTING PERSONS Evergreen Investment Partners AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,530,000 (i) (ii)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,530,000 (i)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,530,000 (i) (ii)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.85% (iii)
14	TYPE OF REPORTING PERSON CO

(i)

Consists of 2,529,999 Class A ordinary shares and 1 Class A ordinary shares issuable upon conversion of 1 Class B ordinary share reported herein (collectively, the “Shares”) that are owned directly by EVGI Ltd (“EVGI”). Evergreen Investment Partners AG (“Evergreen”) is the sole shareholder of EVGI. Evergreen disclaims beneficial ownership of the Shares held by EVGI, except to the extent of any pecuniary interest it may have therein. The Shares were acquired pursuant to the Purchase Agreement, dated as of February 9, 2024 (“Purchase Agreement”), by and between Cactus Acquisition Corp. I Ltd (the “Issuer”), Cactus Healthcare Management LP and EVGI. On February 23, 2024, the transactions contemplated by the Purchase Agreement were consummated and EVGI purchased the Shares.

(ii)

The 1 Class B ordinary share (which is convertible into 1 Class A ordinary share) has the right to vote on the appointment of directors prior to an initial business combination by the Issuer. With respect to any other matter submitted to a vote of the Issuer’s shareholders, including any vote in connection with an initial business combination, the Class A ordinary shares and Class B ordinary shares vote together as a single class, with one vote per share.

(iii)	Based on 5,074,870 Class A Shares outstanding as of November 2, 2023, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 2, 2023.

PAGE 4 OF 9 PAGES

CUSIP No. G1745A108

1	NAMES OF REPORTING PERSONS Rafael Meyer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Uruguay

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,530,000 (i) (ii)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,530,000 (i)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,530,000 (i) (ii)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.85% (iii)
14	TYPE OF REPORTING PERSON CO

(i)

Consists of 2,529,999 Class A ordinary shares and 1 Class A ordinary shares issuable upon conversion of 1 Class B ordinary share reported herein (collectively, the “Shares”) that are owned directly by EVGI Ltd (“EVGI”). Evergreen Investment Partners AG (“Evergreen”) is the sole shareholder of EVGI. Rafael Meyer is the controlling shareholder of Evergreen. As such, Mr. R. Meyer may have voting and investment discretion with respect to the shares held by EVGI. Mr. R. Meyer disclaims beneficial ownership of the Shares held by EVGI, except to the extent of any pecuniary interest he may have therein. The Shares were acquired pursuant to the Purchase Agreement, dated as of February 9, 2024 (“Purchase Agreement”), by and between Cactus Acquisition Corp. I Ltd (the “Issuer”), Cactus Healthcare Management LP and EVGI. On February 23, 2024, the transactions contemplated by the Purchase Agreement were consummated and EVGI purchased the Shares.

(ii)

The 1 Class B ordinary share (which is convertible into 1 Class A ordinary share) has the right to vote on the appointment of directors prior to an initial business combination by the Issuer. With respect to any other matter submitted to a vote of the Issuer’s shareholders, including any vote in connection with an initial business combination, the Class A ordinary shares and Class B ordinary shares vote together as a single class, with one vote per share.

(iii)	Based on 5,074,870 Class A Shares outstanding as of November 2, 2023, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 2, 2023.

PAGE 5 OF 9 PAGES

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”), of Cactus Acquisition Corp. 1 Ltd, a Cayman Islands exempted company (the “Issuer”), whose principal executive offices are located at 4B Cedar Brook Drive, Cranberry, NJ 08512.

Item 2. Identity and Background.

(a)	This Schedule 13D is filed by:

1.	EVGI Ltd (“EVGI”), with respect to the Shares directly and beneficially owned by it;

2.	Emmanuel Meyer as the sole director of EVGI; and

3.	Evergreen Investment Partners AG (“Evergreen”), as the sole shareholder of EVGI; and

4.	Rafael Meyer as the controlling shareholder of Evergreen.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)	The address of the principal office of EVGI is 143 Station Road, Hampton, TW12 2AL, United Kingdom.

The principal office of Evergreen is Bundesstrasse 3, Zug, Switzerland 6300.

The principal business address of Emmanuel Meyer is c/o EVGI Limited, 143 Station Road, Hampton, TW12 2AL, United Kingdom.

The principal business address of Rafael Meyer is Bundesstrasse 3, Zug, Switzerland 6300.

(d)	No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	EVGI is a private limited company organized under the laws of England and Wales.

Evergreen is an Aktiengesellschaft, or limited company, organized under the laws of Switzerland.

Emmanuel Meyer is a citizen of the United Kingdom.

Rafael Meyer is a citizen of Uruguay.

Item 3. Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the Shares currently beneficially owned by the Reporting Person was $1.00. The source of these funds was working capital of EVGI.

Item 4. Purpose of Transaction.

The Shares initially purchased by Cactus Healthcare Management, L.P. (the “Sponsor”) and reported in this Schedule 13D have been acquired for investment purposes.

On February 9, 2024, the Issuer entered into a sponsor securities purchase agreement (the “Purchase Agreement”) with the Sponsor and EVGI, pursuant to which, on February 23, 2024, the Sponsor transferred to EVGI (a) an aggregate of 2,530,000 founders’ shares (“Founders’ Shares”), consisting of 2,529,999 Class A ordinary shares and one Class B ordinary share, par value $0.0001, of the Issuer (“Class B ordinary share”), and (b) 3,893,334 private placement warrants (“Private Warrants” and collectively, with the Class A ordinary shares and Class B ordinary share, the “Transferred Securities”) that had been purchased by the Sponsor concurrently with the Issuer’s initial public offering in November 2021 (the “IPO”). The Transferred Securities collectively constituted 80% of the securities of the Issuer owned by the Sponsor prior to the Transfer (as defined below). The Sponsor has retained 632,501 Founders’ Shares and 973,333 Private Warrants. The transfer of Founders’ Shares and Private Warrants to EVGI pursuant to the Purchase Agreement is referred to as the “Transfer.” The Transfer, all agreements executed in connection with the Transfer (including the transactions contemplated therein) and the Management Change (as defined below) are referred to as the “Sponsor Alliance.” The foregoing description of the Purchase Agreement does not purport to be complete, and is qualified in its entirety by reference to the full text of the Purchase Agreement, which is incorporated by reference herein and filed herewith as Exhibit 10.1.

On February 23, 2024, the parties completed the closing of the Sponsor Alliance after all closing conditions were met.

As part of the closing of the Sponsor Alliance on February 23, 2024, the Issuer introduced a change in management (the “Management Change”) and the board of directors of the Issuer (“Board”) as follows: (i) Ofer Gonen resigned as Chief Executive Officer, effective upon the closing, (ii) Stephen T. Wills tendered his resignation as Chief Financial Officer, effective upon the closing and (iii) Nachum (Homi) Shamir, a director and Chairman of the Board, and Dr. Hadar Ron, a director, resigned as members of the Board. Also effective as of the time of the Transfer, Emmanuel Meyer, Joep Thomassen and Huiyan Geng (collectively, the “New Directors”) were appointed to the Board by EVGI, as the holder of the sole outstanding Class B ordinary share. In addition, each of Dr. David Sidransky, Dr. David J. Shulkin and Mr. Gonen has tendered his resignation as a director, to be effective upon the expiration of all applicable waiting periods under Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder. They are expected to be replaced on the Board at that time by one or more designees of EVGI.

The Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a), (c) and (e) through (j) of Item 4 of Schedule 13D.

With respect to paragraph (b) of Item 4, the Issuer is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

With respect to paragraph (d) of Item 4, please refer to the discussion of the Management Change set forth above in this Item 4.

The Reporting Persons may, at any time and from time to time, review or reconsider their positions, change their purpose or formulate plans or proposals with respect to the Issuer.

Item 5. Interest in Securities of the Issuer.

(a)

Calculation of the percentage of Class A Ordinary Shares beneficially owned is based on 5,074,870 Class A Ordinary Shares outstanding as of November 2, 2023, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 2, 2023.

(b)

The aggregate number and percentage of the Class A Ordinary Shares beneficially owned by the Reporting Persons and the number of shares as to which the Reporting Persons have sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages to this Schedule 13D and are incorporated herein by reference.

(c)	Except as set forth in this Schedule 13D, the Reporting Person has not effected any transactions in the Class A Ordinary Shares in the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On February 9, 2024, the Issuer entered into the Purchase Agreement described in Item 4 above. The Agreement is incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 23, 2024.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

10.1	Sponsor Securities Purchase Agreement dated February 9, 2024, by and Cactus Healthcare Management, L.P., Cactus Acquisition Corp. 1 Ltd, and EVGI Ltd. (incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 23, 2024).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 5, 2024

EVGI Ltd

By:	/s/ Emmanuel Meyer
Name: Emmanuel Meyer
Title: Director

Emmanuel Meyer
/s/ Emmanuel Meyer

Evergreen Investment Partners AG

By:	/s/ Rafael Meyer
Name: Rafael Meyer
Title: Director

Rafael Meyer
/s/ Rafael Meyer